JONATHAN M. MCGEE *	5635 N. SCOTTSDALE ROAD, SUITE 170	TELEPHONE: (480) 729-6208
	SCOTTSDALE, ARIZONA 85250	FACSIMILE: (480) 729-6209
	WWW.MCGEELAWAZ.COM	JMM@MCGEELAWAZ.COM

January 20, 2016

William Schroeder

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Kibush Capital Corporation; Form 10-Q for the Quarterly Period Ended June 30, 2015 Filed August 20, 2015 File No. 000-55256 Dear Mr. Schroeder:

My client, Kibush Capital Corp., respectfully requests an extension of time to respond to your Comment Letter dated December 22, 2015, until Tuesday January 26, 2016, so that Kibush Capital Corp. may adequately address the SEC's comments.

Please contact me if you have any further questions. Thank you for your anticipated courtesy and cooperation.

Kindest Regards,

MCGEE LAW FIRM, LLC

By:	/s/ Jonathan M. McGee
JONATHAN M. McGEE, ESQ